Maxim Integrated Products, Inc.

160 Rio Robles

San Jose, CA, 95134

408-601-1000

www.maximintegrated.com

September 20, 2013

VIA EDGAR AND E-MAIL

Alexandra M. Ledbetter

Attorney-Advisor

Division of Corporation Finance

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Volterra Semiconductor Corporation

Schedule TO-T

Filed August 30, 2013 by Maxim Integrated Products, Inc.

and Victory Merger Sub, Inc.

File No. 005-80375

Dear Ms. Ledbetter:

The undersigned, Maxim Integrated Products, Inc. (“Maxim”) and its wholly-owned subsidiary Victory Merger Sub, Inc. (“Purchaser”) , acknowledge that in connection with responding to comments from the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”): (i) the undersigned is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the undersigned may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

MAXIM INTEGRATED PRODUCTS, INC.

By:	/s/ Mark Casper
Name:	Mark Casper
Title:	Secretary

VICTORY MERGER SUB, INC.

By:	/s/ Mark Casper
Name:	Mark Casper
Title:	Secretary, President

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